UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of February 2014
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated February 21, 2014.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant’s press release, dated February 25, 2014.

Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant’s press release, dated February 26, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  February 27, 2014

Exhibit No.	Description
1.	Press release, dated February 21, 2014
2.	Press release, dated February 25, 2014
3.	Press release, dated February 26, 2014

Exhibit 1
Jinpan International Announces Participation at the 26th Annual ROTH Conference

Carlstadt, N.J., February 21, 2014 - Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that the Company will participate at the 26th Annual ROTH Conference, to be held March 9-12, 2014 at the Ritz-Carlton Laguna Niguel, California.

Jinpan’s presentation is scheduled for Tuesday, March 11, 2014 from 2:30-3:00 p.m. Pacific Time.   Management is also available to meet with investors during the conference.  Investors interested in meeting with the Company should contact their Roth Capital Partners institutional sales representative.

About Jinpan International Ltd

Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations.  Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin.  The Company’s manufacturing facilities in China comprise the largest cast resin transformer production capacity in that country. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

Exhibit 2

Jinpan International Announces Fourth Quarter and Full Year
2013 Financial Results Release and Conference Call

Carlstadt, N.J., February 25, 2014 - Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that it will release its fourth quarter and full year 2013 financial results on Monday, March 10, 2014, after the market close.
The Company will host a conference call and webcast at 4:30 p.m. ET on Monday, March 10, 2014, to review the Company’s 2013 fourth quarter and full year financial results, key market initiatives, and business outlook.

The Jinpan International conference call can be accessed by dialing 1-888-230-5498 (toll free) or 1-913-905-3226 (international). A webcast will also be available via http://public.viavid.com, with event ID: 108065. A replay of the call will be available through March 24, 2014, by dialing 1-877-870-5176, access code 9355802.

About Jinpan International Ltd

Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects. Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company’s manufacturing facilities in China comprise the largest cast resin transformer production capacity in that country. The Company was founded in 1993. Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey. For more information, visit www.jinpaninternational.com.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

Exhibit 3

Jinpan International Increases Quarterly Cash Dividend to $0.04 per Common Share

Carlstadt, N.J., February 26, 2014 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that its Board of Directors has approved a quarterly cash dividend of $0.04 per common share for the year 2014.

The quarterly dividend rate increased 33% from $0.03 per common share in 2013 to $0.04 per common share in 2014 for a new annual dividend rate of $0.16 per common share.

Mr. Zhiyuan Li, Chairman of the Board of Directors and Chief Executive Officer of Jinpan International Limited, stated, “We have increased the dividend because of our Board’s belief in our long-term outlook for sustained growth and cash flow. We continue to focus on the disciplined execution of our growth strategy as we benefit from the investments we have made over the past several years. Our objective is to both grow Jinpan and increase return to investors.”

The first quarterly cash dividend of 2014 will be payable March 28, 2014 to shareholders of record at the close of business on March 12, 2014.

About Jinpan International Ltd

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects. Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company’s manufacturing facilities in China comprise the largest cast resin transformer production capacity in that country. The Company was founded in 1993. Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey. For more information, visit www.jinpaninternational.com.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2012 and our subsequent reports on Form 6-K.
Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com